July 12, 2019

Tony Liu
Chief Executive Officer
Cellular Biomedicine Group, Inc.
1345 Avenue of the Americas, Floor 15
New York, NY 10105

       Re: Cellular Biomedicine Group, Inc.
           Registration Statement on Form S-3
           Filed July 5, 2019
           File No. 333-232570

Dear Mr. Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Jessica Yuan, Esq.